SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for April 30, 2003

Sasol Limited

1 Sturdee Avenue

Rosebank 2196

South Africa

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                       Form 40-F  ☐

Enclosures:

Notification of resignation of director

SASOL LIMITED — RESIGNATION OF DIRECTOR

Sasol Limited announced this morning that one of its executive directors, Ralph Havenstein, has resigned with effect from 1 July 2003 to take up a position as CEO of another listed South African company. The CEO of Sasol, Mr P V Cox acknowledged Mr Havenstein’s significant contribution to Sasol and wished him well.

The company indicated that succession planning is well entrenched within Sasol. Changes to Sasol’s top management structure resulting from this resignation will be announced in due course.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2003

By:	/s/ (sgd) N L JOUBERT
Name: Dr N L Joubert
Title: Company Secretary